UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Green Ballast, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39260T109
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 39260T109

1.	Name of Reporting Person: Adams Family Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 26-4120535

2.	Check the Appropriate Box if a Member of a Group:

	(a)	☐

	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 24,943,450

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 24,943.450

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,943,450

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 25.9%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 39260T109

1.	Name of Reporting Person: J. Kevin Adams		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:

	(a)	☐

	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 24,943,450

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 24,943,450

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,943,450

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 25.9%

12.	Type of Reporting Person: HC

Item 1(a)	Name of Issuer: Green Ballast, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 2620 Thousand Oaks Blvd, Suite 4000 Memphis, Tennessee 38118

Item 2 (a)	Name of Person Filing: This Schedule 13G/A is filed on behalf of Adams Family Limited Partnership and J. Kevin Adams (the “Reporting Persons”).

Item 2(b)	Address of Principal Business Offices:

The address of the principal business office for the Adams Family Limited Partnership is 2724 Central Avenue, Memphis, TN 38111.

The address of the principal business office for J. Kevin Adams is 2620 Thousand Oaks Blvd, Suite 4000
Memphis, TN 38118

Item 2(c)	Citizenship: The place of organization for the Adams Family Limited Partnership is Tennessee. J. Kevin Adams is a United States citizen.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 39260T109

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d) ☐ Investment company registered under Section 8 of the Investment Company Act

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(K)

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The amount includes 16,499,700 shares held by Adams Family Limited Partnership, of which Kevin Adam’s spouse, Sara E. Adams, is the general partner. As such, Mr. Adams may be deemed to be the beneficial owner of the shares held by the Adams Family Limited Partnership.  The amount also includes 8,443,750 shares for which Adams Family Limited Partnership has the right to acquire from Green Ballast LLC within 60 days.  Mr. Adams disclaims beneficial ownership of the 8,443,750 shares.

(b)	Percent of class:

See the Cover Pages for each of the Reporting Persons. The percentages were calculated based on 96,450, 400 shares of Common Stock of the Issuer outstanding as of December 5, 2011.

(c)	Number of shares as to which the person has:*

(i) Sole power to vote or to direct the vote:*

(ii) Shared power to vote or to direct the vote:*

(iii) Sole power to dispose or to direct the disposition of:*

(iv) Shared power to dispose or to direct the disposition of:*

* See the Cover Pages for each of the Reporting Persons.

Item 5
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8	Identification and Classification of Members of the Group. Not applicable

Item 9	Notice of Dissolution of Group. Not applicable

Item 10	Certifications. Not applicable

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2012

/s/ J. Kevin Adams
J. Kevin Adams

ADAMS FAMILY LIMITED PARTNERSHIP

By: /s/ Sara E. Adams
Name: Sara E. Adams
Title: General Partner

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of Green Ballast, Inc.

Date: April 17, 2012

/s/ J. Kevin Adams
J. Kevin Adams

ADAMS FAMILY LIMITED PARTNERSHIP

By: /s/ Sara E. Adams
Name: Sara E. Adams
Title: General Partner